Exhibit 99.3

 Akari Therapeutics Reports Second Quarter 2020 Financial Results

and Highlights Recent Clinical Progress

‒	International Clinical Development Program of Nomacopan for the Potential Treatment of COVID-19 Pneumonia Announced

‒	Pivotal Phase III study in patients with bullous pemphigoid (BP) expected to start H1 2021 following recent successful end-of-Phase II meeting with FDA

‒	Enrollment in the pediatric hematopoietic stem cell transplant-related thrombotic microangiopathy (HSCT-TMA) pivotal program expected to commence in Q4 2020

NEW YORK and LONDON, September 1, 2020 - Akari Therapeutics, Plc (Nasdaq: AKTX), a biopharmaceutical company focused on innovative therapeutics to treat orphan autoimmune and inflammatory diseases where complement (C5) and/or leukotriene (LTB4) systems are implicated, today announced financial results for the second quarter ended June 30, 2020, as well as recent clinical progress.

“Akari continues to make good clinical progress, and since the beginning of the year has successfully completed its Phase II BP program and now has a clear pathway towards U.S. regulatory approval from the FDA. The HSCT-TMA program is set to commence recruitment in the fourth quarter of 2020 and we have initiated a COVID-19 pneumonia clinical program across multiple countries that leverages the unique dual C5 and LTB4 inhibition of nomacopan,” said Clive Richardson, Chief Executive Officer of Akari Therapeutics.

Second Quarter 2020 and Recent Clinical Highlights

Akari’s lead programs are in BP, HSCT-TMA, COVID-19 pneumonia and AKC. These diseases have no approved treatments.

Patients with COVID-19 pneumonia

▪

Clinical studies both underway and planned for patients with COVID-19 pneumonia in the U.S., U.K., and Brazil. In the U.S., a proposed multi-center randomized clinical program is in regulatory submission following the current treatment of patients via expanded access programs. In Brazil, patient recruitment has been completed for a proof of principle clinical study; potential progression into a follow-on randomized study is expected in early fourth quarter 2020. In the UK, nomacopan has been selected by the AGILE COVID-19 clinical trial initiative, and in addition data from approximately 50 COVID-19 pneumonia patients are expected in early fourth quarter 2020 from an observational study focused on identifying potential therapeutic biomarkers for optimizing use of nomacopan.

▪	Nomacopan has been shown in clinical trials to inhibit both complement C5 activation and leukotriene B4 (LTB4), and has significant potential to simultaneously inhibit both microthrombi as well as block multiple cytokines (the cytokine storm) which together drive COVID-19 pneumonia and associated organ damage.

1

Phase II clinical trial in patients with BP

▪

In August 2020, Akari announced a successful end-of-Phase II meeting with the U.S Food and Drug Administration (FDA) regarding its proposed pivotal Phase III program for the treatment of BP, which is now expected to start in the first half of 2021. The FDA has agreed to a two-part pivotal trial with Part A and Part B having the same structure, duration, endpoints and target population of moderate and severe BP patients. This follows positive topline results from Akari’s fully recruited Phase II study of nomacopan in BP patients previously announced in May 2020. The study achieved no reported drug-related serious adverse events. Seven of the nine treated patients showing a rapid and clinically significant reduction in Bullous Pemphigoid Disease Area Index (BPDAI) score, which measures the body surface area affected by blisters. Of the seven responders, three showed an 80%+ reduction in BPDAI score and three an approximately 40% reduction in BPDAI score within six weeks of starting nomacopan.

▪	The European Medicines Agency (EMA) and the FDA have granted orphan drug designation for nomacopan for the treatment of BP.

Phase III clinical trial in pediatric patients with HSCT-TMA

▪	During the first quarter of 2020, Akari initiated a pivotal Phase III trial for HSCT-TMA with nomacopan following the opening of an Investigational New Drug (IND) application by the FDA. As a result of the COVID-19 pandemic, site initiations were delayed and Akari expects enrollment to now commence in the fourth quarter of 2020. Akari has both FDA fast track for pediatric HSCT-TMA patients and orphan drug designation status for this program.

Phase I/II clinical trial in patients with AKC

▪

As previously disclosed, enrollment into Part B of this study was paused due to the COVID-19 crisis. The study has now been unblinded to help evaluate next steps. Of the 12 patients recruited, a complete data set was available on 10 patients – two from Part A and eight from Part B. In Part B, of the eight patients recruited, six were placebo (four AKC patients and two other surface of the eye diagnosis) and two were treated with nomacopan (two AKC patients).

▪

As a first-in-eye Phase I/II study, the primary endpoint measure was safety. Aggregating data from the eight AKC patients from Part A and Part B shows no ocular treatment emergent serious adverse events during the eight-week treatment period. Nomacopan is delivered topically without preservatives and is pH neutral. A comfort score measured after each eye drop installation showed the drug was comfortable and well tolerated. In all four efficacy categories (signs, symptoms, visual acuity and tear film break up) the four nomacopan treated AKC patients achieved a higher improved mean score than the four placebo AKC patients, however, the patient numbers are too small to show statistical significance on efficacy measures between the two treatment groups.

2

▪

The interim data are encouraging and show that nomacopan eyedrops are safe and comfortable. Subject to operational constraints created by COVID-19, Akari aims to collect additional patient data with topical nomacopan. Akari recently received FDA approval for an IND for treatment with topical nomacopan which opens up the potential to broaden our topical ophthalmological program.

Second Quarter 2020 Financial Results

▪

As of June 30, 2020, the Company had cash of approximately $12.7 million, compared to cash of $5.7 million as of December 31, 2019. Subsequent to the end of the second quarter of 2020, the Company received an additional $3.4 million in research & development tax credits.

▪	On June 30, 2020, the Company entered into a securities purchase agreement with Aspire Capital Fund, LLC (Aspire Capital) which provides that Aspire Capital is committed to purchase up to an aggregate of $30.0 million of the Company’s ADSs, with each ADS representing one hundred ordinary shares, during a 30-month term of the purchase agreement. As of June 30, 2020, $30.4 million remains available under the facility together with a facility entered into with Aspire in 2018.

▪	Research and development (R&D) expenses in the second quarter of 2020 were approximately $3.0 million, as compared to approximately $3.6 million in the same quarter the prior year. This decrease was primarily due to lower drug manufacturing costs and reductions of discretionary clinical expenses due to the COVID-19 outbreak delaying certain ongoing trials.

▪	General and administrative (G&A) expenses in the second quarter of 2020 were approximately $2.9 million, as compared to approximately $2.4 million in the same quarter last year. This increase was primarily due to a one-time non-cash financing expense of $900,000 related to the 2020 purchase agreement with Aspire Capital. Higher expenses for insurance were partially offset by lower expenses for stock-based compensation, office rent and legal fees.

▪	Total other expense for the second quarter of 2020 was approximately $2.4 million, as compared to total other income of $1.9 million in the same period the prior year. This change of $4.3 million was primarily due to approximately $4.3 million of loss related to the change in the fair value of the options and warrants liabilities in the second quarter of 2020 compared to the same period in 2019.

▪

Net loss for the second quarter of 2020 was approximately $8.3 million, compared to a net loss of approximately $4.1 million for the same period in 2019. The increase in net loss was primarily due to higher Total Other Expense in 2020 and the aforementioned one-time non-cash financing expense related to the 2020 purchase agreement with Aspire Capital.

3

Important Message Regarding COVID-19

Akari’s clinical trial sites are based in areas currently affected by the global outbreak of the coronavirus, and public health epidemics such as this can adversely impact the Company’s business as a result of disruptions, such as travel bans, quarantines, and interruptions to access the trial sites and supply chains, which could result in material delays and complications with respect to research and development programs and clinical trials. Moreover, as a result of coronavirus, there is a general unease of conducting unnecessary activities in medical centers. As a consequence, the Company’s ongoing trials have been halted or disrupted. For example, the Phase I/II clinical trial in patients with AKC study has been halted and the Company expects that recruitment in the Phase III clinical trial in pediatric patients with HSCT-TMA will be delayed until the fourth quarter of 2020. It is too early to assess the full impact of the coronavirus outbreak on trials for nomacopan, but coronavirus is expected to affect Akari’s ability to complete recruitment in the original timeframe. The extent to which the coronavirus impacts operations will depend on future developments, which are highly uncertain and cannot be predicted with confidence, including the duration and continued severity of the outbreak, and the actions that may be required to contain the coronavirus or treat its impact. In particular, the continued spread of the coronavirus globally, could adversely impact the Company’s operations and workforce, including research and clinical trials and the ability to raise capital, could affect the operations of key governmental agencies, such as the FDA, which may delay the development of the Company’s product candidates and could result in the inability of suppliers to deliver components or raw materials on a timely basis or at all, each of which in turn could have an adverse impact on the Company’s business, financial condition and results of operation.

About Akari Therapeutics

Akari is a biopharmaceutical company focused on developing inhibitors of acute and chronic inflammation, specifically for the treatment of rare and orphan diseases, in particular those where the complement (C5) or leukotriene (LTB4) systems, or both complement and leukotrienes together, play a primary role in disease progression. Akari's lead drug candidate, nomacopan (formerly known as Coversin), is a C5 complement inhibitor that also independently and specifically inhibits leukotriene B4 (LTB4) activity. Nomacopan is currently being clinically evaluated in four target indications: bullous pemphigoid (BP), atopic keratoconjunctivitis (AKC), thrombotic microangiopathy (TMA), as well as COVID-19 pneumonia and related COVID diseases. Akari believes that the dual action of nomacopan on both C5 and LTB4 may be beneficial in AKC, BP and COVID-19 pneumonia. Akari is also developing other tick derived proteins, including longer acting versions.

Cautionary Note Regarding Forward-Looking Statements

Certain statements in this press release constitute “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. You should not place undue reliance upon the Company’s forward looking statements. Except as required by law, the Company undertakes no obligation to revise or update any forward-looking statements in order to reflect any event or circumstance that may arise after the date of this press release. These forward-looking statements reflect our current views about our plans, intentions, expectations, strategies and prospects, which are based on the information currently available to us and on assumptions we have made. Although we believe that our plans, intentions, expectations, strategies and prospects as reflected in or suggested by those forward-looking statements are reasonable, we can give no assurance that the plans, intentions, expectations or strategies will be attained or achieved. Furthermore, actual results may differ materially from those described in the forward-looking statements and will be affected by a variety of risks and factors that are beyond our control. Such risks and uncertainties for our company include, but are not limited to: needs for additional capital to fund our operations, our ability to continue as a going concern; uncertainties of cash flows and inability to meet working capital needs; an inability or delay in obtaining required regulatory approvals for nomacopan and any other product candidates, which may result in unexpected cost expenditures; our ability to successfully develop nomacopan as a treatment for COVID-19 related pneumonia and to successfully commercialize any product in that indication; our ability to obtain orphan drug designation in additional indications; risks inherent in drug development in general and risks specific to the development of potential treatments for COVID-19 related illnesses; uncertainties in obtaining successful clinical results for nomacopan and any other product candidates and unexpected costs that may result therefrom; difficulties enrolling patients in our clinical trials; our ability to enter into collaborative, licensing, and other commercial relationships and on terms commercially reasonable to us; failure to realize any value of nomacopan and any other product candidates developed and being developed in light of inherent risks and difficulties involved in successfully bringing product candidates to market; inability to develop new product candidates and support existing product candidates; the approval by the FDA and EMA and any other similar foreign regulatory authorities of other competing or superior products brought to market; risks resulting from unforeseen side effects; risk that the market for nomacopan may not be as large as expected; risks associated with the impact of the outbreak of coronavirus; risks associated with the SEC investigation; inability to obtain, maintain and enforce patents and other intellectual property rights or the unexpected costs associated with such enforcement or litigation; inability to obtain and maintain commercial manufacturing arrangements with third party manufacturers or establish commercial scale manufacturing capabilities; the inability to timely source adequate supply of our active pharmaceutical ingredients from third party manufacturers on whom the company depends; unexpected cost increases and pricing pressures and risks and other risk factors detailed in our public filings with the US Securities and Exchange Commission, including our most recently filed Annual Report on Form 20-F filed with the SEC. Except as otherwise noted, these forward-looking statements speak only as of the date of this press release and we undertake no obligation to update or revise any of these statements to reflect events or circumstances occurring after this press release. We caution investors not to place considerable reliance on the forward-looking statements contained in this press release.

4

AKARI THERAPEUTICS, Plc

CONDENSED CONSOLIDATED BALANCE SHEETS

As of June 30, 2020 and December 31, 2019

 (in U.S. Dollars, except share data)

	June 30, 2020	December 31, 2019
	(Unaudited)
Assets

Current Assets:
Cash	$12,746,266	$5,731,691
Prepaid expenses and other current assets	1,679,425	712,975
Deferred financing costs	-	321,956
Total Current Assets	14,425,691	6,766,622

Property and equipment, net	-	5,013
Patent acquisition costs, net	26,489	30,163
Total Assets	$14,452,180	$6,801,798

Liabilities and Shareholders' Equity (Deficit)

Current Liabilities:
Accounts payable	$2,191,168	$1,228,772
Accrued expenses	1,941,083	4,228,604
Liabilities related to options and warrants	6,981,022	3,116,880
Total Liabilities	11,113,273	8,574,256

Commitments and Contingencies

Shareholders' Equity (Deficit):
Share capital of £0.01 par value
Authorized: 10,000,000,000 ordinary shares; issued and outstanding: 3,386,573,113 and 2,245,865,913 at June 30, 2020 and December 31, 2019, respectively	46,578,543	31,987,016
Additional paid-in capital	112,989,141	110,498,824
Accumulated other comprehensive loss	(617,622)	(348,860)
Accumulated deficit	(155,611,155)	(143,909,438)
Total Shareholders' Equity (Deficit)	3,338,907	(1,772,458)
Total Liabilities and Shareholders' Equity (Deficit)	$14,452,180	$6,801,798

5

AKARI THERAPEUTICS, Plc

CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS - UNAUDITED

For the Three and Six Months Ended June 30, 2020 and June 30, 2019

(in U.S. Dollars)

	Three Months Ended		Six Months Ended
	June 30, 2020	June 30, 2019	June 30, 2020	June 30, 2019
Operating Expenses:
Research and development expenses	$3,020,432	$3,593,341	$5,752,597	$1,274,981
General and administrative expenses	2,891,177	2,438,106	5,085,986	4,744,504
Total Operating Expenses	5,911,609	6,031,447	10,838,583	6,019,485
Loss from Operations	(5,911,609)	(6,031,447)	(10,838,583)	(6,019,485)

Other Income (Expenses):
Interest income	1,152	449	2,162	1,735
Changes in fair value of option/warrant liabilities – (loss)/gain	(2,432,449)	1,830,689	(1,122,648)	(528,083)
Foreign currency exchange gains (losses)	27,992	86,438	261,396	(109,198)
Other expenses	(1,741)	(3,213)	(4,044)	(7,336)
Total Other Income (Expenses)	(2,405,046)	1,914,363	(863,134)	(642,882)

Net Loss	(8,316,655)	(4,117,084)	(11,701,717)	(6,662,367)

Other Comprehensive (Loss) Income:
Foreign Currency Translation Adjustment	(46,037)	(160,116)	(268,762)	(52,948)

Comprehensive Loss	$(8,362,692)	$(4,277,200)	$(11,970,479)	$(6,715,315)

Loss per ordinary share (basic and diluted)	$(0.00)	$(0.00)	$(0.00)	$(0.01)

Weighted average ordinary shares (basic and diluted)	3,002,482,637	1,607,121,984	2,759,381,673	1,594,063,579

6

For more information

Investor Contact:

Peter Vozzo

Westwicke

(443) 213-0505

peter.vozzo@westwicke.com

Media Contact:

Sukaina Virji / Lizzie Seeley

Consilium Strategic Communications

+44 (0)20 3709 5700

Akari@consilium-comms.com

7